
02025366

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

2

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934


RECEIVED
MAR 2 1 2002
363
PROCESSING
SECTION

P.G

March 1, 2002

ČEZ, a. s.

(Translation of registrant's name into English)


PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Provisional unaudited operational, economic and financial results for year 2001 according to Czech Accounting Standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2002

ČEZ, a. s.



By ________________________
Name: Libuše Látalová
Title: Head of Finance Administration

BALANCE SHEET
long form

December 31, 2001

(in thousands of CZK)

Rozvaha Úč POD 1-01

Name and address of accounting unit

ČEZ, a. s.

Jungmannova 29

Praha 1

Ident.	ASSETS	row	current year			prior year
			gross	adjustments	net	net
a	b	c	1	2	3	4
	TOTAL ASSETS	001	**285 152 122**	**-82 778 807**	**202 373 315**	**202 223 562**
A.	Stock subscribtions receivable	002				
B.	Fixed assets	003	**256 507 559**	**-82 055 005**	**174 452 554**	**173 362 673**
B. I.	Intangible assets	004	**1 861 671**	**-830 896**	**1 030 775**	**892 888**
B. I. 1.	Expenses of foundation and organization	005				
2.	Research and development	006				
3.	Software	007	1 579 480	-821 096	758 384	560 441
4.	Patents, rights and royalties	008	16 612	-9 800	6 812	9 729
5.	Other intangibles	009				
6.	Intangibles in progress	010	264 578		264 578	322 569
7.	Advances for intangibles	011	1 001		1 001	149
B. II.	Tangible assets	012	**242 357 445**	**-80 990 334**	**161 367 111**	**161 588 022**
B. II. 1.	Land	013	663 093		663 093	670 902
2.	Buildings, halls and constructions	014	50 524 716	-23 399 029	27 125 687	27 835 405
3.	Separate movable items and groups of movable items	015	99 630 794	-57 459 059	42 171 735	46 647 517
4.	Permanent growth	016				
5.	Livestock	017				
6.	Other tangible assets	018	92 474	-78 620	13 854	13 797
7.	Tangibles in progress	019	84 344 682	-53 515	84 291 167	72 826 563
8.	Advances for tangibles	020	7 101 424		7 101 424	13 593 669
9.	Adjustment to acquired property	021	262	-111	151	169
B. III.	Financial investment	022	**12 288 443**	**-233 775**	**12 054 668**	**10 881 763**
B. III. 1.	Majority shareholdings and participating interests (shareholdings > 50%)	023	5 791 117		5 791 117	5 018 809
2.	Substantial shareholdings and participating interests (shareholdings of 20% - 50%)	024	4 465 839	-197 303	4 268 536	4 493 444
3.	Other securities and deposits	025	1 102 236	-23 572	1 078 664	440 392
4.	Intergroup loans	026				
5.	Other financial investments	027	929 251	-12 900	916 351	929 118

Ident.	ASSETS	row	current year			prior year
			gross	adjustments	net	net
a	b	c	1	2	3	4
C.	Current assets	028	**24 954 013**	**-723 802**	**24 230 211**	**24 015 108**
C. I.	Inventory	029	**15 049 939**	**-12 685**	**15 037 254**	**13 022 059**
C. I. 1.	Materials	030	15 040 397	-12 685	15 027 712	13 003 024
2.	Work in progress and semi-finished production	031	1		1	
3.	Finished products	032				
4.	Livestock	033				
5.	Goods	034				
6.	Advances for inventory	035	9 541		9 541	19 035
C. II.	Long-term receivables	036	**2 690 601**		**2 690 601**	**1 812 804**
C. II. 1.	Trade receivables	037	76 586		76 586	30 913
2.	Receivables from partners and associations	038				
3.	Receivables from related companies (shareholdings > 50%)	039	2 574 278		2 574 278	1 742 105
4.	Receivables from related companies (shareholdings of 20% - 50%)	040				
5.	Other receivables	041	39 737		39 737	39 786
C. III.	Short-term receivables	042	**4 940 245**	**-711 117**	**4 229 128**	**6 107 666**
C. III. 1.	Trade receivables	043	4 277 555	-615 174	3 662 381	3 396 598
2.	Receivables from partners and associations	044				
3.	Receivables from social security	045				
4.	Receivables from taxes	046	3 439		3 439	95
5.	Deferred tax assets	047				
6.	Receivables from related companies (shareholdings > 50%)	048	470 170		470 170	1 955 529
7.	Receivables from related companies (shareholdings of 20% - 50%)	049	45 530	-45 530		670 122
8.	Other receivables	050	143 551	-50 413	93 138	85 322
C. IV.	Financial accounts	051	**2 273 228**		**2 273 228**	**3 072 579**
C. IV. 1.	Cash	052	3 287		3 287	3 511
2.	Bank accounts	053	1 445 532		1 445 532	551 234
3.	Short-term financial assets	054	824 409		824 409	2 517 834
D.	Other assets - temporary accounts	055	**3 690 550**		**3 690 550**	**4 845 781**
D. I.	Temporary accounts of assets	056	**3 615 838**		**3 615 838**	**4 771 927**
D. I. 1.	Prepaid expenses	057	2 180 422		2 180 422	2 490 519
2.	Unbilled revenues	058	1 237		1 237	151 982
3.	Exchange rate losses	059	1 434 179		1 434 179	2 129 426
D. II.	Contingencies	060	**74 712**		**74 712**	**73 854**
	Control number	999	1 140 533 776	-331 115 228	809 418 548	808 820 394

Ident.	SHAREHOLDERS´ EQUITY AND LIABILITIES	row	current year	prior year
a	b	c	5	6
	TOTAL SHAREHOLDERS´ EQUITY AND LIABILITIES	061	**202 373 315**	**202 223 562**
A.	Shareholders´ equity	062	**123 787 887**	**118 940 762**
A. I.	Stated capital	063	**59 050 449**	**59 208 846**
A. I. 1.	Stated capital	064	59 208 846	59 208 846
2.	Own shares	065	-158 397	
A. II.	Capital funds	066	**1 661 341**	**1 661 544**
A. II. 1.	Share premium	067		
2.	Other capital funds	068	1 661 341	1 661 544
3.	Revaluation of assets	069		
4.	Revaluation of capital participation	070		
A. III.	Funds from net profit	071	**8 729 798**	**8 364 021**
A. III. 1.	Legal reserve fund	072	8 528 479	8 082 811
2.	Indivisible fund	073		
3.	Statutory and other funds	074	201 319	281 210
A. IV.	Retained earnings	075	**48 021 040**	**43 960 937**
A. IV. 1.	Retained earnings of previous years	076	48 021 040	43 960 937
2.	Retained losses of previous years	077		
A. V.	Profit / loss of current accounting period	078	**6 325 259**	**5 745 414**
B.	Liabilities	079	**76 588 469**	**81 613 612**
B. I.	Reserves	080	**15 926 330**	**15 441 679**
B. I. 1.	Legal reserves	081	6 419 671	5 128 480
2.	Reserve for exchange rate losses	082	1 136 580	2 019 848
3.	Other reserves	083	8 370 079	8 293 351
B. II.	Long-term liabilities	084	**26 632 337**	**27 173 082**
B. II. 1.	Long-term payables to related companies (shareholdings > 50%)	085	13 450 117	13 527 867
2.	Long-term payables to related companies (sharehold. of 20%-50%)	086		
3.	Long-term deposits received	087	182 220	645 215
4.	Bonds payable	088	13 000 000	13 000 000
5.	Long-term notes payable	089		
6.	Other long-term payables	090		

Ident.	SHAREHOLDERS´ EQUITY AND LIABILITIES	row	current year	prior year
a	b	c	5	6
B. III.	Short-term liabilities	091	**9 541 544**	**8 975 432**
B. III. 1.	Trade payables	092	4 037 764	5 142 501
2.	Payables to partners and associations	093	10 255	
3.	Payables to employees	094	146 678	2 993
4.	Social security payables	095	96 316	108 632
5.	Taxes payable and subsidies	096	1 209 249	844 723
6.	Deferred tax liabilities	097	3 806 993	2 701 732
7.	Payables to related companies (shareholdings > 50%)	098		
8.	Payables to related companies (shareholdings of 20% - 50%)	099		
9.	Other payables	100	234 289	174 851
B. IV.	Bank loans and short-term notes	101	**24 488 258**	**30 023 419**
B. IV. 1.	Long-term bank loans	102	19 131 974	24 662 840
2.	Short-term bank loans	103	5 356 284	5 360 579
4.	Short-term notes	104		
C.	Other liabilities - temporary accounts	105	**1 996 959**	**1 669 188**
C. I.	Accruals	106	**1 543 656**	**1 112 942**
C. I. 1.	Accruals	107	815 889	842 136
2.	Deferred income	108	202 669	105 104
3.	Exchange rate gains	109	525 098	165 702
C. II.	Contingencies	110	**453 303**	**556 246**
	Control number	999	802 714 698	802 592 588

Sent out on:	Signature of accounting unit´s statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 2408 2357

Výsledovka Úč POD 2-01

PROFIT AND LOSS STATEMENT

long form

Name and address of acc. unit

December 31, 2001

(in thousands of CZK)

ČEZ, a. s.
Jungmannova 29
Praha 1

Ident. a		TEXT b	row c	current period 1	prior year period 2
I.		Revenues from goods sold	01	7 352	47 047
A.		Costs of goods sold	02	5 626	46 060
+		Sales margin	03	**1 726**	**987**
II.		Production	04	**52 276 354**	**53 636 588**
II.	1.	Revenues from finished products and services	05	51 851 799	53 134 882
	2.	Changes in inventory of own production	06		
	3.	Capitalization (of own work)	07	424 555	501 706
B.		Consumption from production	08	**26 223 089**	**28 538 132**
B.	1.	Consumption of material and energy	09	19 250 312	19 618 548
B.	2.	Services	10	6 972 777	8 919 584
+		Value added	11	**26 054 991**	**25 099 443**
C.		Personnel expenses	12	**3 727 581**	**3 573 338**
C.	1.	Wages and salaries	13	2 446 154	2 507 271
C.	2.	Bonuses to board members	14	9 571	8 972
C.	3.	Social insurance	15	879 482	905 948
C.	4.	Other social expenses	16	392 374	151 147
D.		Taxes and fees	17	1 085 907	1 003 534
E.		Amortization of intangibles and depreciation of tangibles	18	8 079 961	8 220 768
III.		Revenues from intangibles, tangibles and material sold	19	195 902	427 940
F.		Net book value of intangibles, tangibles and material sold	20	643 676	457 598
IV.		Reversal of reserves and prepaid expenses	21	1 187 146	1 520 358
G.		Creation of reserves and prepaid expenses	22	2 555 065	1 402 230
V.		Reversal of adjustments	23	309 231	46 068
H.		Creation of adjustments	24	553 439	228 722
VI.		Other operational revenues	25	878 356	72 895
I.		Other operational expenses	26	409 567	401 868
VII.		Transfer of operational revenues	27		
J.		Transfer of operational expenses	28		
*		Net operating results	29	**11 570 430**	**11 878 646**

Ident. a		TEXT b	row c	current period 1	prior year period 2
VIII.		Revenues from sale of securities and deposits	30	5 952	
K.		Sold securities and deposits	31	8 619	
IX.		Revenues from financial investments	32	**131 160**	**160 234**
IX.	1.	Revenues from securities and deposits in group	33	112 753	155 800
	2.	Revenues from other securities and deposits	34	18 407	3 941
	3.	Revenues from other financial investments	35		493
X.		Revenues from short-term financial assets	36	1 282	
XI.		Reversal of financial reserves	37	2 019 848	1 887 087
L.		Creation of financial reserves	38	1 136 580	2 019 848
XII.		Reversal of adjustments	39		
M.		Creation of adjustments	40	73 408	141 467
XIII.		Interest revenues	41	385 379	503 627
N.		Interest expenses	42	3 309 596	3 856 180
XIV.		Other financial revenues	43	444 158	328 830
O.		Other financial expenses	44	539 313	531 177
XV.		Transfer of financial revenues	45		
P.		Transfer of financial expenses	46		
*		Net results from financial activities	47	**-2 079 737**	**-3 668 894**
R.		Income taxes on normal activity	48	**3 101 603**	**2 510 113**
R.	1.	- Due	49	1 996 342	1 560 105
	2.	- Deferred	50	1 105 261	950 008
			51		
**		Net results after taxes from normal activity	52	**6 389 090**	**5 699 639**
XVI.		Extraordinary revenues	53	26 038	123 615
S.		Extraordinary expenses	54	105 944	67 101
T.		Income tax on extraordinary activity	55	**-16 075**	**10 739**
T.	1.	- Due	56	-16 075	10 739
	2.	- Deferred	57		
*		Net results from extraordinary activity	58	**-63 831**	**45 775**
U.		Income distribution to partners	59		
***		Net profit (loss) for the accounting period	60	**6 325 259**	**5 745 414**
		Profit (loss) before income taxes	61	**9 410 787**	**8 266 266**
		Control number	99	252 463 484	253 259 584

Sent out on:	Signature of accounting unit´s statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 2408 2357